Annual General Meeting of Kitov Pharmaceuticals Holdings Ltd.

Date: December 5, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

1. To review the Company's Financial Statements and Annual Report for the year ended December 31, 2015. — **Non voting item**
2. To review the compensation paid by the Company during 2015 to Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, the independent public accountants of the Company. — **Non voting item**

<u>Proposal 3.A.</u>

To approve the Letter of Exemption granted by the Company to the director so named, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.5 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.

	For	Against	Abstain
i) Ido Agmon	☐	☐	☐
ii) Steven Steinberg	☐	☐	☐
iii) Leah Bruck	☐	☐	☐

<u>Proposal 3.B.</u>

To approve the Letter of Indemnity granted by the Company to the director so named, which is in the form of such letter previously approved by the shareholders to be granted by the Company to directors serving from time to time in such capacity, a form of which is attached as Exhibit 10.6 to the Registration Statement on Form F-1 of the Company filed with the SEC on September 24, 2015.

	For	Against	Abstain
i) Ido Agmon	☐	☐	☐
ii) Steven Steinberg	☐	☐	☐
iii) Leah Bruck	☐	☐	☐

<u>Proposal 4</u>

To approve the re-appointment of the applicable nominee for re-election as a director, to serve as a director of the Company in the first class of directors, commencing with the expiration of the applicable nominee's current term of office as a director, and to serve until the 2019 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company's Amended and Restated Articles of Association.

	For	Against	Abstain
<u>Proposal 4.A.</u> Dr. Paul Waymack	☐	☐	☐
<u>Proposal 4.B.</u> Dr. Alain Zeitoun	☐	☐	☐
<u>Proposal 5.A.</u> To approve the increase of the Company's registered Ordinary Share capital to 5,000,000,000 Ordinary Shares of no par value each, and the proposed amendments to Article 11 in our Amended and Restated Articles of Association, as well as to Section 4 of our Memorandum of Association, to be revised with the changes shown marked in Appendix A to the Proxy Statement.	☐	☐	☐
<u>Proposal 5.B.</u> To approve the addition to the Company's registered share capital of 1,000,000,000 Preferred Shares of no par value each and the corresponding increase in the Company's registered share capital, and the proposed amendments to Articles 11, 13, 16, 17, 122, and 137(b) in our Amended and Restated Articles of Association and to add new Articles 13A and 15A, as well as the addition of a new Section 4(b) to our Memorandum of Association, to be revised with the changes shown marked in Appendix A to the Proxy Statement.	☐	☐	☐
<u>Proposal 5.C.</u> To approve the proposed amendments to Article 113 in our Amended and Restated Articles of Association, to be revised with the changes shown marked in Appendix A1 to the Proxy Statement.	☐	☐	☐
<u>Proposal 5.D.</u> To approve the proposed amendments to Articles 139 through 141 in our Amended and Restated Articles of Association, and to add new Articles 15A and 144A, with the Amended and Restated Articles of Association to be revised with the changes shown marked in Appendix A1 to the Proxy Statement.	☐	☐	☐

<u>Proposal 6</u>

To transact such other business as may properly come before the Meeting. — **Non voting item**

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Kitov Pharmaceuticals Holdings Ltd. to be held December 5, 2016 For Holders as of November 2, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on November 29, 2016.

PROXY TABULATOR FOR
KITOV PHARMACEUTICALS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

KITOV PHARMACEUTICALS HOLDINGS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on November 29, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Kitov Pharmaceutical Holdings Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 2, 2016** at the **Annual General Meeting** of the Shareholders of **Kitov Pharmaceutical Holdings Ltd.** to be held on **December 5, 2016** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

To review AGM related materials, please visit: **http://kitovpharma.investorroom.com/Shareholder-Meetings**

PROXY TABULATOR FOR
KITOV PHARMACEUTICALS HOLDINGS LTD.
P.O. Box 8016
CARY, NC 27512-9903